Exhibit 99.2

Guardforce AI Co., Limited Empowering Business with AI Solutions Nasdaq: GFAI/GFAIW INVESTOR PRESENTATION April 30, 2024

Forward Looking Disclosures This presentation contains forward - looking statements that are based on our management’s beliefs and assumptions and on information currently available to us . All statements other than statements of historical facts are forward - looking . These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward - looking statements . Forward - looking statements include, but are not limited to, statements about : our goals and strategies ; our future business development, financial condition and results of operations ; expected changes in our revenue, costs or expenditures ; growth of and competition trends in our industry ; our expectations regarding demand for, and market acceptance of, our products ; our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with ; our expectation regarding the use of proceeds from the offering ; fluctuations in general economic and business conditions in the markets in which we operate ; relevant government policies and regulations relating to our industry ; key personnel continuing their employment with us ; and the impact of the COVID - 19 pandemic . In some cases, you can identify forward - looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology . These statements are only predictions . You should not place undue reliance on forward - looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results . Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and in our annual report for our fiscal year ended December 31 , 2023 on Form 20 - F . If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward - looking statements . No forward - looking statement is a guarantee of future performance . In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject . These statements are based upon information available to us as of the date on which the statements are made in this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information . These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward - looking statements in this presentation, whether as a result of new information, future events or otherwise . This presentation also contains estimates and other statistical data made by independent parties and by us relating to market - size and other data about our industry . This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates . In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk . Neither we nor our affiliates, advisors or representatives makes any representation as to the accuracy or completeness of that data or undertake to update such data after the date of this presentation . 2

Part 1 Established Cornerstones 3 Confidential

Security Services 1. SECURED LOGISTICS (THAILAND) 1 Comprehensive end - to - end Cash Management Solution supporting Banks, Government Organizations, Retailers, Hospitals, Multi - Nationals, Blue Chip Companies and more . o Trusted Partner in Thailand o One - Stop - Shop Solution: Processing, Verification and Banking o 41+ years proven track record and extensive service experience o 21 Branches in Thailand o > 450 Secured Vehicles o > 20% Market Cap 4 1. https: //www.prnewswire.com/news - releases/secure - logistics - market - size - to - grow - by - usd - 25 - 22 - bn -- 35 - of - the - growth - originates - from - apac - technavio - 301542650.html

Security Services 5 2. GENERAL SECURITY SOLUTIONS 1 Comprehensive CCTV & security alarm system operations, security engineering and maintenance services, commercial smart retail operation management services, with high concentration on retail clients and chain stores . o 27 years of operational experience o Premier long - term retail customer relations o Certified security engineering in China o Broad service network covering 600 cities in Mainland China 1. https: //www.prnewswire.com/news - releases/commercial - security - system - market - worth -- 376 - 34 - billion - globally - by - 2028 - at - 8 - 54 - cagr - verified - market - research - 301254921.htm l

AI & Robotics 6 1: GFAI ICP: Guardforce AI Intelligent Cloud Platform Robot - as - a - Service (RaaS) AI Solutions (SaaS) … Platform - as - a - Service (PaaS) • Data Analysis/ Computing/ Storage • 3 rd party integration to extend features • AI integration capability through Centralized GFAI ICP • Smart Devices: robots for onsite services • Interaction based on GFAI ICP 1

AIoT Robot Advertising Platform Service Leveraging client base synergies to enhance our second - phase business growth Data Analysis Revenue Model Security Alarm Solutions Tourism Banks Retail stores Hospitals Hotels Public Facilities … Security Projects … Security Cash Logistic + Rent Sale Diversified Solutions Serving the Same Client Base, Creating Multiple Revenue Streams 7

Premier Client Base 8

Cornerstones Summary Recurring Revenue Recurring revenue foundation set sustained growth across all verticals. 9 AI Implementation AI solutions incorporating Generative AI for client implementation. Proven Track Record 41 + years proven track record at the as a service provider, expanding with loyal and growing customer base , especially in the retail and tourism industry . Asia Pacific Focused Focused on the Asia Pacific region with expanding presence in the U.S.

Part 2 Navigating the AI Era 10 Confidential

Market Pain Points Travel Retail Travelers: • Customer Personalization and Experience: tailored travel suggestions to accurately attract customers • Smart Itinerary Planning: create and packing right resources for trip planning. Service Providers: • Travel Demand Forecasting: predict travel demand accurately for optimizing resources packaging and allocation, lowering operational costs • Trip Resources Allocation and Operational Efficiency: efficient AI - driven solution for resource allocation such as scheduling, ticketing, etc. Retailers: 11 • Customer Relationship Management (CRM): analyze past data for customer behavior, personalize recommendations and predict future needs, all to increase customer loyalty and cross - selling opportunities. • Operation Optimization : increase efficiency in forecasting services and sales, inventory managements and resource allocations, . • Predictive analytics and business insights: to uncover hidden patterns, identify trends, and provide actionable information in that can help decision - maker informed quickly.

The Growing Market: AI in Retail and Travel

GFAI

By 2025, generative AI will be embedded in 80% of conversational AI offerings, and 60% of marketing departments will be using some form of generative AI. [1]

- **Sales & Marketing:** personalized product recommendation, searching, planning, and marketing.[3]
- **Voice consultation:** By 2026, more than 50% of enterprise applications will be conversational, up from 5% today.[4]
- **Operation:** Operation analysis & solution Introduction, Automatic Workflow Design

The tourism market is expected to grow by 5.8% per year, doubling the expected global economy growth (2.7%).[2]

Generative AI in Retail Market is expected to grow at a CAGR of 36.8% (2023-2032), reaching $8,386 million USD by 2032. [5]

Generative AI in Tourism Market is expected to grow at a CAGR of 17.5% (2023-2029), reaching 9,598.75 million USD by 2029. [6]

Notes & Source :

1. Emerging Tech: Generative AI Adoption Trends and Future Opportunities, September 1 2023, ID G00796158, https://www.gartner.com/document/4703599?ref=solrAll&refval=393730296&
2. https://wttc.org/news-article/travel-and-tourism-sector-expected-to-create-nearly-126-million-new-jobs-within-the-next-decade#:~:text=Julia%20Simpson%2C%20WTTC%20President%20%26%20CEO,be%20related%20to%20our%20sector
3. The promise of travel in the age of AI, September 2023, Skift Research and Mckinsey & Company, Page 18, Exhibit 6 – Gen AI enables next-generation travel
4. Emerging Tech: Generative AI Adoption Trends and Future Opportunities, September 1 2023, ID G00796158, https://www.gartner.com/document/4703599?ref=solrAll&refval=393730296&
5. https://www.enterpriseappstoday.com/news/generative-ai-in-retail-market-hit-usd-8386-mn-by-2032.html
6. https://www.maximizemarketresearch.com/market-report/generative-artificial-intelligence-in-tourism-market/191156/

12

AI Era Evolution

Computational Power

AI Model & Algorithm

Market Solutions
Devices & Application



Stage	Time Span	Computing power	Key Company & Technology	Market Solutions
Current Stage	Now	Centralized	Google、Amazon、Alibaba、Boston Dynamic、UbiTECH NLP、ML、CNN、SLAM、PID	Basic robot applications and RaaS
Stage I	2024-2026	Centralized & Decentralized	OpenAI、Microsoft、Facebook、Google、Nvidia & Blockchain company LLM、VLM、ACT、VINN	AI Agents with Robots & Devices(Robots) as Computing Power
Stage II	2025-2027	Centralized & Decentralized	AI-driven Tech Companies LLM、VLM、MLLM、General-Purpose AI Models	AI Agents with all Smart Devices & Smart Devices as Compute Power
Stage III	2027-2030	Networked Intelligence: Fully Networked Auto-Learning AI Models + Highly Adaptive Intelligent Systems and Applications		

13

Centralized Compute Power Virtualization CDN Big data storage Docker Load balancing Data visualization …… AI Model & Algorithm Text Processing Speech Synthesis Programming Automation Image Generation Video Generation/Editing 3D Virtual Space Construction …… Access Track I - Facility Security Robot Smart Hotel Solution Voice AI Assistant Food and Goods Delivery AIoT Robot Advertising …… Scenario Focus Current Stage: AI & Robotic Solutions 14

AI Agents Solutions with Multi-Compute Power

Customer Requirements


SUPER MARKET

Retail

- Customer Service
- Marketing & Ad
- Product Recommendation

Tourism



- Data Analysis
- Operation Efficiency

AI Tech Foundation

- GFAI Customer Base
- GFAI ICP
- GFAI RaaS Solutions

Mature RaaS Scenario Solutions

- Open-Sourced Model
- AI Agents Frameworks
- Centralized Computing

Applicable LLM AI Frameworks

- Decentralized Computing
- DePIN ecosystem
- Blockchain Technology

Expansion on Distributed Compute Power

AI Agents Solutions

- AI Customer Support
- AI Travel Planner
- AI Tour Guide

Cloud-Based AI & Solutions Platform

- AI Market Planning
- AI Ad Production
- Product Suggestions

Smart Device-Based Application & Compute Platform

Provide More Compute Power

15

• Strengthen client base with added value services • Continue to expand retail clients in security sector • Expand digital solution implementations • Grow the abilities in technical service 2024 Strategy: Fortifying the Business Foundation Strengthen Security Client Base Leverage Sales Channels in Asia Pacific • Market Focus: Thailand, China, Macau, Hongkong, Malaysia, Singapore, and the U.S. • Leverage the overall sales with AI Solutions • Integrate the service capability and customer synergies 16

R&D Team Establish an R&D team for AI Solutions Retail & Tourism Vertical Implementation Specifically focus on retail and tourism industry where our client base is concentrated, adding value to this service vertical Platform Upgrade Keep upgrading GFAI ICP with AI integrations for further Data and Computing AI Integration Upgrade with Generative AI integration and form diversified AI solutions, especially AI Agent Solutions 2024 Strategy: Advance AI Technology 17

Part 3 Financial Highlights & Leadership 18 Confidential

Financial Snapshot $34.0M 19 $36.3M 0. 9.5 19. 28.5 38. 47.5 Revenues 2022 vs 2023 2022 2023 Amount in USD 2022 2023 Revenue 1 34.0M 36.3M Gross Margins 2 11.1% 14.9% EBTIDA 3 (11.3M) (23.3M) Total Assets 61.2M 45.8M Total Cash 8.2M 22.0M 1: Revenue increase by 6.8%, due to the recovery of the market in secured logistics and general security. We also witnessed emerging growth in retail and tourism industry in Thailand after the new travel visa policy in early 2024, therefore benefiting both our cash business and AI robotic business in the coming year. 2: Gross Profit increased due to cost control. Gross profit increased by an approximately 43% compared to 2022. 3. EBTIDA ˖ loss due to business transition from RaaS to Robots with AI solutions, which has resulted in a non - cash impairment impact from obsolete inventory and fixed assets in robotics in 2023.

Experienced Management LEI WANG (OLIVIA) CHAIRWOMAN & CEO More than 18 years in Technology of Solutions and Services; MBA BOARD MEMBER LIN JIA PRESIDENT More than 12 years in the robotics industry, Specializing in RaaS, PaaS, and SaaS development. KEE YUN KWAN (TOMMY) YUTING ZUO (CATHERINE) CFO COO More than 10 years in accounting, corporate finance and SEC reporting, qualified AICPA More than 40 years in Security, VP Thailand Security Association 20

Seasoned Board (Independent) JOHN FLETCHER CHAIR - COMPENSATION • Chief Operating Officer at Pluris Capital Group, Inc • Registered broker/dealer and Chief Financial Officer at Rebus Capital Group, LLC • Formerly served as the Managing Director at Maxim Capital Group, LLC • Previously served as a Managing Director and co - head of Brean Capital, LLC DONALD PANGBURN CHAIR - AUDIT • Formerly North America Director at Horwath International and served as executive council • Specialized in providing services to SEC reporting clients in Hong Kong, Taiwan, Mainland China, Singapore and Malaysia • Certified Public Accountant in the United States DAVID VICCARS CHAIR - NOMINATING • Over 20 years of senior - level experience in the security industry within the APAC region • Former Director at Securitas Asia • Formerly served the British Army with the Royal Tank Regiment 21

Investment Highlights ◉ Foundation : 41+ years of service excellence with a prime customer base ◉ AI Transforming : From traditional security business to AI Solutions implementation ◉ Penetration in AI Growth : Fast - growing market + surging global AI integration ◉ APAC sales channel concentration: Existing sales channels for technology globalization ◉ Business model : Majority recurring revenues , AI tech development based on customer demands ◉ Leadership : Seasoned management team and board RIGHT TEAM RIGHT TIME RIGHT PLACE RIGHT FOCUS 22

Hu Yu Corporate Communications Yu.hu@guardforceai.com 23 GUARDFORCE AI CO., LTD Investor Relations: David K. Waldman/Natalya Rudman Email: GFAI@crescendo - ir.com Crescendo Communications, LLC Tel: (212) 671 - 1020 Website: www.guardforceai.com Facebook: GFAIGroup LinkedIn: GuardforceAI Twitter:@Guardforceai

Appendix 24

Key Statistics 25 Key Statistics GFAI Ticker Symbol of Ordinary Shares (Nasdaq) $2.84 Share Price (04/24/2024) 9,829,282 Ordinary Shares Outstanding (4/24/2024) 27.9M Market Capitalization (04/24/2024) 473,692 3 - month trading volume (Jan 30, 2024 to Apr 24, 2024)

Non - IFRS Financial Data* 26 *To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non - IFRS adjusted EBITDA as financial measures for our consolidated results . We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss . We believe that these non - IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision - making . We present the non - IFRS financial measures in order to provide more information and greater transparency to investors about our operating results . EBITDA represents net income before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented . Non - IFRS adjusted net income represents net income before (i) finance costs, foreign exchange losses (gain), income tax (benefit) expense and depreciation of fixed assets and amortization of intangible assets, (ii) certain non - cash expenses, consisting of stock - based compensation expense, provision for and written off of withholding tax receivables . Non - IFRS earnings per share represents non - IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods . Non - IFRS diluted earnings per share represents non - IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis . The table above is a reconciliation of our net loss to EBITDA and non - IFRS net loss for the periods indicated . 2022 2023 $ (18,603,626) (29,623,520) $ Net loss from continuing operations – IFRS 1,141,830 653,374 Finance costs 132,208 434,320 Income tax expense (benefit) 5,981,407 5,243,240 Depreciation and amortization expense (11,348,181) (23,292,586) EBITDA 252,095 1,101,800 Stock based compensation expense - 899,433 Provision for expected credit loss on trade receivables and other receivables - 5,637,527 Allowance for doubtful debts on a related party - 2,267,583 Impairment on goodwill - 3,713,551 Impairment on intangible assets 448,243 683,344 Written off/ Provision for withholding tax receivables 942,882 3,797,552 Provision for obsolete inventories 4,408,037 3,682,789 Impairment loss on fixed assets 590,965 (305,026) Foreign exchange gains (losses), net $ (4,705,959) (1,814,033) $ Adjusted net (loss) income (Non - IFRS) For the years ended December 31,